# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco S&P 500 High Dividend Growers ETF, CIK 0001378872
CUSIP: 46138G458
Title of class of securities: Exchange-Traded Fund
Address of issuer's principal executive offices: Invesco Exchange-Traded Fund Trust II, 3500 Lacey Road, Suite 700, Downers Grove, Illinois (IL), 60515
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-23-232587
Filed by CIK 0000713676

## Reporting persons
- The PNC Financial Services Group, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (5% of the class)

## Item 1. Issuer
Name of issuer: Invesco S&P 500 High Dividend Growers ETF
Address of issuer's principal executive offices: c/o Invesco Exchange-Traded Fund Trust II, 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5,000
Percent of class: 5.00
Sole power to vote or to direct the vote: 5,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,000
Shared power to dispose or to direct the disposition:
0

The total fund shares reported herein are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.
The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other for any other purposes.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The PNC Financial Service Group, Inc.'s clients, those with accounts at PNC Bank, National Association, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: PNC Bank, National Association

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- The PNC Financial Services Group, Inc.: /s/ Gregory H. Kozich, Gregory H. Kozich, Senior Vice President & Controller (02/07/2025)